Exhibit 99.2


Not for distribution in or into the United States.

WPP Group plc

13 March 2002

           WPP Group plc successfully completes Convertible Bond Issue to raise(pound)400 million

WPP Group plc ("WPP") one of the leading communications services companies in the world, announces that the terms for its (pound)400m Senior Unsecured 2 per cent Convertible Bonds due 2007 (the "Bonds") have been fixed as follows:

o initial conversion price has been set at 1075 pence per share, which represents a 45 per cent premium over the VWAP reference price of 741.6 pence; and
o the redemption price has been set at 105.35 per cent giving a yield to maturity of 3 per cent.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds will be offered outside the United States in compliance with Regulation S.

In addition, WPP has granted the managers of the offer an over allotment option of up to (pound)50m of Bonds.

Merrill Lynch International is acting as sole financial adviser to WPP on this transaction and Joint Bookrunner with Schroder Salomon Smith Barney.


For further information please contact:

Feona McEwan at WPP

Tel: 44 20 7408 2204


STABILISATION/FSA

This press release has been issued by WPP Group plc and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International. Merrill Lynch International are acting for WPP Group plc and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933 as amended) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.